Exhibit 99.2

Nine months ended September 30, 2026

Management’s Discussion and Analysis For the nine months ended September 30, 2026 (Expressed in Canadian dollars, unless otherwise noted)

November 12, 2026

The following management’s discussion and analysis (“MD&A”) was prepared as of date of the report per above and is management’s assessment of the operating results and financial condition of Nicola Mining Inc. (“Nicola” or the “Company”) together with its subsidiaries. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca. Information is also available on the Company’s website at www.nicolamining.com. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 and unaudited condensed interim consolidated financial statements for the period ended September 30, 2026, and the related notes thereto which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A contains certain forward-looking statements, please review the disclaimers that are provided in the Forward-Looking Statement section.

OVERVIEW

Nicola is a junior exploration and custom milling company that is engaged in the business of identification, acquisition, and exploration of mineral property interests together with custom milling partnerships at its Merritt Mill.

The Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “NIM.V”, the Nasdaq Capital Market under the symbol “NICM”, and on OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.

NINE MONTHS ENDED SEPTEMBER 30, 2026 HIGHLIGHTS

•  On January 5, 2026, the Company announced that it and Blue Lagoon Resources (CSE:BLLG) ("Blue Lagoon") have sold US$1.0 million in gold and silver concentrates to Ocean Partners UK Limited ("Ocean Partners").

•  On January 29, 2026, the Company completed a non-brokered private placement issuing 5,512,001 units at $0.90 per unit for gross proceeds of $4,960,801. The Company paid $159,616 of finder’s fees, resulting in net proceeds of $4,801,185. Each unit consists of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to purchase one share at a price of $1.10 per share for a period of three years. The expiry date of the warrants can be accelerated if the closing price of the Company’s common shares on the TSX-V is $1.70 or greater for a minimum of ten consecutive trading days.

•  On March 9, 2026, the Company granted 65,000 stock options with an exercise price of $1.14, expiring in 5 years.

Period ended – September 30, 2026	Page 1

Nine months ended September 30, 2026

•  On April 14, 2026, the Company closed an underwritten public offering in the United States consisting of 930,233 American Depositary Shares (“ADS”) units, each ADS unit consists of one ADS and an accompanying ADS warrant, at an offering price of US$6.45 per unit for gross proceeds of US$6,000,000. Each ADS represents 12 common shares of the Company. Each ADS warrant will have an exercise price of $12.2213 to acquire one ADS, exercisable immediately upon issuance and will expire on the fifth anniversary of the issuance date. In connection to the offering, the Company granted 46,512 underwriter warrants to purchase ADS units with an exercise price of $9.8088 per unit, expiring on the fifth anniversary of the issuance date. The Company incurred $992,657 of offering costs and recognized $340,184 for underwriter warrants.

•  On April 17, 2026, the Company issued an additional 139,534 ADS units at a price of US$6.45 for total gross proceeds of US$900,000 and issued an additional 6,976 underwriter warrants upon the exercise of the over-allotment option. The terms of the ADS units and underwriter warrants is the same as the above.

•  On April 28, 2026, the Company commenced the 2026 Exploration Diamond Drilling Program (the "2026 Program") at its New Craigmont Copper Project ("New Craigmont"), near Merritt, BC.

•  On July 24, 2026, the Company granted 500,000 stock options exercisable at $0.70 per share and expiring July 24, 2031. These options are included in the September 30, 2026 outstanding option balance.

•  On August 18, 2026, the Company completed an investment of $5,000,000 in Blue Lagoon through a private placement at $0.60 per share. This investment builds upon Nicola's previous strategic investment, underscoring the Company's long-term conviction in Blue Lagoon's management team and the Dome Mountain project.

•  During the nine months ended September 30, 2026, 22,834 ADS warrants were exercised for 22,834 ADS and gross proceeds of $279,061. In addition, 46,512 ADS underwriter warrants were exercised for 13,593 ADS through a cashless exercise.

•  During the period ended September 30, 2026, 125,000 common shares were issued from stock options exercised for gross proceeds of $37,500.

Third-quarter developments and subsequent events

•  Subsequent to September 30, 2026, 150,000 stock options were exercised for proceeds of $33,000.

TREASURE MOUNTAIN PROJECT

Overview

Nicola’s Treasure Mountain Project is located 29 kilometres northeast of Hope, British Columbia, approximately 3 hours from Vancouver, British Columbia. In May 2012, the Company holds a mining lease covering 335 ha of which 248 ha are active workings. The Company’s mineral claim holdings consist of 30 contiguous mineral claims covering an area of approximately 2,200 ha, one partially overlapping mining lease covering 335 ha at the Treasure Mountain Project and a Mines Act (British Columbia) (the “Mines Act”) permit for the Treasure Mountain Project for the removal of 60,000 tonnes per year of silver, lead, and zinc-bearing mill feed from the underground mine and the transfer of the mill feed offsite for processing. The Treasure Mountain Project has been in care and maintenance since July 26, 2013. A resource estimate was prepared in 2009 and an updated Technical Report was completed in 2012, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). A Qualified Person has not done any work to classify this historical resource estimate as current therefore Nicola Mining is not treating it as current. The majority of the Company’s Treasure Mountain Project historical mineral resource has been classified as Inferred according to CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), whereby the inferred Resources have a reasonable chance of economic extraction but information is not sufficient to undertake detailed economic studies . From 2012 to 2019, no subsequent mining activity or exploration was completed on the project. From 2019-2021 several small exploration programs were carried out.

Period ended – September 30, 2026	Page 2

Nine months ended September 30, 2026

Outlook:

The Company believes the upside potential is the highest priority exploration target – the MB Zone (which is not associated with the existing mine), followed by the plan to reopen Portals 1 and 2 to recommence the extraction of silver, lead and zinc. While 2025 focused on exploration at New Craigmont, the Company received a multi-year area-based permit from the Ministry of Mining and Critical Minerals on June 4, 2025, that authorizes it to conduct exploration activities for up to 5 years at Treasure Mountain. Exploration preparation commenced in June 2025, which included a review of existing exploration data, including rock and soil sampling and an airborne magnetic survey in preparation for a drill program in the MB Zone. The Company had commenced its 2026 Exploration Drill Program in Q3 2026. Four holes totalling 840m were completed in this program, two of which intersected mineralized veins. Results are pending.

NEW CRAIGMONT PROJECT

Overview

The Company’s claim holdings at the New Craigmont Project consist of 22 contiguous mineral claims covering approximately 10,600 hectares, and 10 partially overlapping mineral leases covering approximately 347 hectares located near Merritt, British Columbia, approximately 3 hours from Vancouver, British Columbia.

The New Craigmont Project (the “Project”) does not conform to a “typical” exploration pipeline. The Project is a permitted historic mine site with active permits under a current mine permit M-68, which covers an area approximately 1400 ha. In addition, extensive work done on the mine (c.1958-c.1982) was focused primarily on ore definition, development, and extraction of mineral inventory, known at the time. This work resulted in a cumulative production of 36.75 million tonnes of ore grading 1.28% copper (“Cu”). However, the Project had limited exploration beyond its historic operations.

Field relationships from mapping completed since 2015 and drilling since 2016 demonstrate copper mineralization and associated hydrothermal alteration and veins post-date emplacement of the Guichon Creek Batholith. Magmatic-hydrothermal fluids are considered to be responsible for copper mineralization based on the styles of alteration, veins, and mineralization observed on the property. This contrasts with the historical geological adopted by Craigmont Mines Ltd. exploration teams, whereby Cu and iron (“Fe”) were derived from country rock by fluids heated by intrusion of the Guichon Creek Batholith and deposited preferentially along calcareous rock layers to form strata-bound skarn deposits. A M.Sc. thesis from UBC published in 2026 concluded that Craigmont is a porphyry-linked skarn system. The geological team at Nicola Mining realise that the broader alteration system at the New Craigmont Project was not fully explored. Re-evaluation of this alteration system is believed to aid in efficient and effective exploration of the land package, which may have been historically overlooked.

Objectives and Strategy

Nicola’s primary objectives at the New Craigmont Project are to investigate resource potential of unexploited skarn mineralization in the environment of the historic Craigmont mine and to use modern exploration techniques to explore for porphyry copper systems that are believed to be responsible for the skarn mineralization mined at Craigmont. The Company also plans to re-evaluate the potential of material not processed at the time of mining and unlock its value resulting from increasing commodity prices driven by global demand. A mineral resource estimate was completed in 2020 in accordance with NI 43-101 on the Southern Mining Terraces and 3060 Portal Dump areas. To this effect, the Company plans to continue identifying targets on the project land package deemed to have discovery potential for copper mineralization and advance these targets to a confirmation drilling stage.

Period ended – September 30, 2026	Page 3

Nine months ended September 30, 2026

Outlook:

The Company completed an IP Survey in May of 2024 to further define drill targets in the WP, MARB and CAS zones, which were subsequently drilled and results published. The Company also drilled a step out hole at the Embayment Zone, which expanded the known mineralized area. Given the successful results of the 2024 drill program, the Company drilled targets in the same areas in 2025 and published the results. Observations and interpretations from the 2025 diamond drilling program, along with the M.Sc. thesis results, support the presence of porphyry systems. Exploration in 2026 included a single 840 m drill hole, which confirmed Jotun as a porphyry target, a geochemical soil survey at the Draken target, and a property wide MobileMT geophysical survey. Results and conclusions of these programs are pending. The Company also completed compilation a unified database of drilling on the property to date, to be used to create a 3D geological model for targeting. Both Draken and Jotun are distinct porphyry targets on the property, on which the company plans to continue to advance exploration.

DOMINION CREEK GOLD PROPERTY PROJECT

Overview

On June 15, 2021, the Company announced the acquisition of a 50% interest in the Dominion Creek Property, located 43 km northeast of the Town of Wells and about 110 kilometers east-southeast of Prince George, from High Range Exploration Ltd (“High Range”). Pursuant to the terms of a Mineral Property Purchase Agreement (the “Mineral Property Purchase Agreement”) between the Company and High Range, the Company paid $150,000 for the 50% acquisition of the Dominion Creek Property consisting of 8 continuous mineral claims totalling 1,040 hectares plus $75,000 for High Range to commence work and to submit a 10,000-tonne bulk sample permit application.

On October 24, 2021, the Company executed a Mining and Milling Profit Share Agreement with High Range for mill feed to be delivered and processed at the Merritt Mill. The Company’s combined 50% ownership and terms under the Mining and Milling Profit Share Agreement provides it a 75% economic benefit of Dominion Creek for the first 10,000 tonnes mined, after which the Company’s ownership becomes 100%.

Upon High Range receiving the permit, the Company would, within 30 days, commence incremental funding of $450,000 plus all costs to produce and ship 3,000 tonnes of mill feed to Merritt Mill for processing into concentrate. The $450,000 plus the $75,000 previously advanced as part of the Mineral Property Purchase Agreement shall be reimbursed from the distribution proceeds of the sale of concentrates.

On January 20, 2022, the Company announced that Dominion Gold Project has submitted its Cariboo Mitigation Plan to the Ministry of Critical Minerals.

On November 4, 2025, the Company and High Range completed work at Dominion for 2025 and has completed all mine development for the 10,000 tonnes bulk sample, which had recommenced in July of 2026. On November 2, 2026, the Company announced the completion of its 2026 mining campaign at the Dominion Creek Gold Property, including the shipment of approximately 1,300 tonnes of high-grade mill feed to Merritt, British Columbia, for processing.

Outlook:

With mine development completed and key mining equipment mobilized and operational, Nicola believes Dominion Gold is positioned to support increased material extraction and potential gold production in 2027. These developments provide a foundation for improved operational continuity and greater utilization of the Company's Merritt processing infrastructure.

Period ended – September 30, 2026	Page 4

Nine months ended September 30, 2026

LIQUIDITY AND CAPITAL RESOURCES

A summary of the Company’s cash position and changes in cash and cash equivalents for:

	Nine months ended September 30,
(tabled amounts are expressed in thousands of Canadian dollars)	2026	2025
Cash used in operating activities	(6,218)	(4,201)
Cash provided by (used in) investing activities	(3,966)	595
Cash provided by financing activities	12,693	3,982
Increase (decrease) in cash	2,509	376
Cash and cash equivalents, end of period	4,207	1,838

At September 30, 2026, the Company had working capital of $10,047,035, compared with $3,114,160 at December 31, 2025. Cash and cash equivalents were $4,207,493, compared with $1,698,401 at December 31, 2025. Equity financing during the period increased liquidity, while operating expenditures, the $5,000,000 Blue Lagoon investment and equipment purchases used cash.

Cash used in operating activities was $6,218,049 for the nine months ended September 30, 2026, compared with $4,201,416 in 2025, an increase of $2,016,633. The increase in cash used in operating activities is primarily due to the operations at the Dominion Creek Gold Property and the timing of the settlement of accounts payable and accrued liabilities.

Cash used in investing activities was $3,966,056 for the nine months ended September 30, 2026, compared with cash provided of $595,148 in 2025. The increase in cash used in investing activities is primarily due to the investment in Blue Lagoon, the purchase of property, plant, and equipment which had been partially offset by the sale of marketable securities.

Cash provided by financing activities was $12,693,197, compared with $3,981,827 in the comparative period. The increase in cash inflow during the period ended September 30, 2026 is primarily due to the closing of the public offering in the United States.

The Company’s ability to continue as a going concern remains dependent on its ongoing capacity to raise capital and sustain profitability in its milling operations.

INTERIM FINANCIAL INFORMATION

	Three months ended September 30,		Nine months ended September 30,
In thousands ‘000	2026	2025	2026	2025
Milling revenue	1,518	553	4,113	632
Gravel, ash, soil, and other income	145	197	338	621
Gross margin	898	(615)	1,216	(1,500)
Net income (loss)	(2,013)	(3,994)	(6,017)	(3,289)
Earnings (loss) per share, basic/diluted	(0.01)	(0.02)	(0.03)	(0.02)

Cash and cash equivalents	4,207	1,838	4,207	1,838
Total assets	22,755	13,756	22,755	13,756
Non-current financial liabilities*	296	150	296	150
Cash dividend declared	-	-	-	-

* Non-current financial liabilities exclude the asset retirement obligation. Dollar amounts are rounded to the nearest thousand, except per-share amounts.

Period ended – September 30, 2026	Page 5

Nine months ended September 30, 2026

The Company reported a net loss of $6.0M for the nine months period ended September 30 2026, compared with $3.2M for the comparative period. Milling revenue increased by $3.5M and gross margin increased by $2.7M. The increase in milling revenue was primarily attributable to increased milling activities associated with the processing of ore from Blue Lagoon. Fluctuations in gross margin are primarily attributable to timing differences between the recognition of milling costs and the related revenue, as these costs are not necessarily recognized in the same reporting periods as the associated revenue.

Total assets increased during the period ended September 30, 2026 due to the closing of a private placement and public offering in the United States. Non-current financial liabilities increased during the period ended September 30, 2026 as a result of new lease agreements entered into by the Company.

QUARTERLY RESULTS

	September 30, 2026 ($)	June 30, 2026 ($)	March 31, 2026 ($)	December 31, 2025 ($)	September 30, 2025 ($)	June 30, 2025 ($)	March 31, 2025 ($)	December 31, 2024 ($)
Milling revenue	1,518,228	1,092,483	1,502,380	903,216	552,682	72,842	6,398	743,562
Gravel, ash, soil and other income	144,606	121,380	72,395	180,199	196,730	206,229	218,209	263,727
Exploration expense	327,007	897,755	61,162	256,956	558,115	267,342	131,687	440,987
Stripping costs	719,773	97,329	7,101	(15,993)	1,346,555	-	-	-
Net Income (loss)	(2,012,752)	(2,989,479)	(1,015,084)	(2,236,169)	(3,994,137)	1,181,286	(475,808)	(210,267)
Income (loss) per Share (basic and diluted)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	0.01	(0.00)	(0.00)
Total assets	22,754,693	22,732,778	16,658,590	14,549,987	13,756,058	12,873,068	10,977,505	10,659,233

Three months ended September 30, 2026 compared with historical quarters

Mill Revenue and Other Income - For the three months ended September 30, 2026, the Company generated combined milling revenue and other income of $1.7 million. Historically, this figure has varied based on the level of milling activity and the timing and volume of other business contracts. As these revenue streams are largely contract-dependent, fluctuations are expected across quarters.

Period ended – September 30, 2026	Page 6

Nine months ended September 30, 2026

Exploration Expense - Exploration expenses for the current quarter totaled $327,007. Exploration activity was higher in Q2 2026 compared to prior periods as the Company began its drill program at New Craigmont in April 2026.

Stripping costs - During Q3 2025, significant exploration and development activities were incurred on the Company and High Range’s Dominion Creek Project in preparation for the 10,000 tonnes bulk sample. The Company funded these activities as part of its commitment to High Range. (See Dominion Creek Project above). The Company restarted its operations at the Dominion Creek Project in Q3 2026 and announced the completion of its 2026 mining campaign on November 2, 2026.

Net Loss - The net loss for the quarter was $2,012,752, which was primarily due to the costs incurred to restart the operations at the Dominion Creek Project and share-based compensation from vesting of RSUs, grant of stock options.

Change in Total Assets

The Company’s total assets fluctuated between $10.7 million and $22.8 million. This is typically driven by the timing of private placements and cash position and the fair value gains or losses on the Company’s marketable securities.

SHAREHOLDER’S EQUITY

As at September 30, 2026 and subsequent changes

The Company’s authorized capital stock consists of an unlimited number of common shares without par value. As at September 30, 2026 and the date of this report, the Company has the following shareholder equity items outstanding:

	Restricted share units	Stock options	Share purchase warrants	Common shares
As at September 30, 2026	1,015,000	10,637,500	20,333,909	229,525,709
Stock options exercised	-	(150,000)	-	150,000
As at the date of this report	1,015,000	10,487,500	20,333,909	229,675,709

Stock options

The table below summarizes stock options outstanding as at the date of this report:

Number Outstanding	Number Exercisable	Exercise Price	Weighted Average Contractual Life (Years)	Expiry Date
1,822,500	1,822,500	$0.16	0.89	October 5, 2027
100,000	100,000	$0.30	1.47	May 2, 2028
1,850,000	1,850,000	$0.36	1.70	July 26, 2028
50,000	50,000	$0.30	1.72	August 3, 2028
2,350,000	2,350,000	$0.27	2.43	April 18, 2029
500,000	500,000	$0.30	3.10	December 18, 2029
400,000	400,000	$0.50	3.63	July 1, 2030
2,850,000	2,850,000	$1.00	4.06	December 3, 2030
65,000	65,000	$1.14	4.32	March 9, 2031
500,000	500,000	$0.70	4.70	July 24, 2031
10,487,500	10,487,500

Period ended – September 30, 2026	Page 7

Nine months ended September 30, 2026

Warrants

The table below summarizes warrants outstanding as at the date of this report:

Number Outstanding	Number Exercisable	Exercise Price*	Weighted Average Contractual Life (Years)	Expiry Date
2,175,000	2,175,000	$0.65	0.67	July 17, 2027
5,512,001	5,512,001	$1.10	2.21	January 29, 2029
83,712	83,712	$0.817	4.41	April 10, 2031
12,563,196	12,563,196	$1.018	4.42	April 14, 2031
20,333,909	20,333,909

* For comparability, the number of warrants issued, exercised, and exercise price of all ADS warrants have been adjusted to their equivalent common share purchase warrant amounts, based on each ADS representing 12 common shares.

Restricted shares units (“RSUs”)

At September 30, 2026, there were 1,015,000 RSUs outstanding with a vesting date of January 1, 2027.

REGULATORY DISCLOSURES

Off balance sheet arrangements

The Company does not have any off-balance sheet arrangements as at September 30, 2026 and date of this report.

Proposed Transactions

The Company does not have any proposed transactions as at September 30, 2026 and date of this report other than as disclosed elsewhere in this document.

Financial instruments

Fair Value

The carrying value of cash and cash equivalents, amounts receivables, accounts payable and accrued liabilities, loan payable and lease liabilities approximate their fair value because of the short-term nature of these instruments. The carrying value of restricted cash approximates to fair value due to the nature of this asset.

The Company records its financial instruments, other than marketable securities which are at fair value through profit or loss, at amortized cost.

The financial instruments have been characterized on a fair value hierarchy based on whether the inputs to those valuation techniques are observable (inputs reflect market data obtained from independent sources) or unobservable (inputs reflect the Company’s market assumptions).

Period ended – September 30, 2026	Page 8

Nine months ended September 30, 2026

The three levels of fair value estimation are:

Level 1 – quoted prices in active markets for identical instruments.

Level 2 – quoted prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Marketable securities are measured using level 1 inputs and marketable securities warrants are measured using level 2 inputs.

Risk Exposure and Management

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The principal financial risks to which the Company is exposed are credit risk, interest rate risk, liquidity risk, commodity and equity price risk, and currency risk.

Credit Risk

Credit risk is the risk of financial loss if a counterparty fails to meet its obligations. At September 30, 2026, the Company’s maximum exposure to credit risk, based on cash and cash equivalents, restricted cash and amounts receivable, was $7,061,055 (December 31, 2025 - $3,983,204).

All of the Company’s cash is held with a major financial institution in Canada and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including government organizations.

Interest Rate Risk

The Company’s financial assets exposed to interest rate risk consist of cash and cash equivalents balances. The interest earned on the cash balances is at a fixed rate and approximates fair value rates, and the Company is not subject to significant interest rate risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it projects the funds required to support its operations.

Management anticipates that it may incur expenditures towards exploring its mineral interests and other Company assets. However, there is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company has limited working capital, no history of profitable operations and no assurance that additional funding will be available to it for further exploration and development of its mineral interests. The Company may also need further financing if it decides to obtain additional mineral properties. As such, the Company is subject to many risks common to exploration enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial, access to other resources, and lack of revenues. Although the Company has been successful in the past in obtaining financing through credit facilities or the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of the positions of existing shareholders, either directly or indirectly.

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Nine months ended September 30, 2026

Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration.

Foreign Exchange Rate Risk

The functional currency of the Company is the Canadian dollar. As at September 30, 2026, the Company has not entered into contracts to manage foreign exchange risk.

Commodity and Equity Price Risk

The ability of the Company to explore its exploration assets, continue milling operations, and the future profitability of the Company are directly related to the market price of copper, gold, silver, and other precious metals. Equity price risk is defined as the potential adverse impact on the Company’s performance to movements in individual equity prices or general movements in the level of the stock market.

Capital Management

The Company considers capital to be the elements of shareholders’ equity (deficit). The Company’s primary objectives in capital management are to safeguard the Company’s ability to continue as a going concern to provide returns for shareholders and to maintain sufficient funds to finance the exploration and development of its mineral property interests and Merritt Mill operations. The Company manages its capital structure to maximize its financial flexibility by adjusting to changes in economic conditions, and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital and is not subject to externally imposed capital requirements. There have been no changes to the management of capital during the current fiscal year.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, and consist of its directors, the Chief Executive Officer, and the Chief Financial Officer.

The following is a summary of the Company’s key management compensation:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Consulting fees	104,700	88,500	314,100	250,500
Share-based compensation	184,361	51,169	547,063	182,638
Total	289,061	139,669	861,163	433,138

At September 30, 2026, accounts payable and accrued liabilities included $38,821 owed to related parties (December 31, 2025 - $230,560). These amounts are unsecured, non-interest bearing and due on demand.

At September 30, 2026, amounts receivable included $367,689 owed by a company controlled by a director (December 31, 2025 - $Nil) for the sale of concentrate. These amounts are unsecured, non-interest bearing and due when final weights and assays are determined.

During the year ended December 31, 2025, the Company received a $500,000 USD loan from a company controlled by a director of the Company. The loan is subject to an annual interest rate of 3 month Secured Overnight Financing Rate + 6.5% and shall be repaid against the Company’s milling income or cash. During the nine months ended September 30, 2026, the loan principal and related interest were fully repaid.

Period ended – September 30, 2026	Page 10

Nine months ended September 30, 2026

Internal controls and procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2026. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of September 30, 2026 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the three months ended September 30, 2026, there were no changes in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, internal control over financial reporting.

Accounting estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Such estimates primarily relate to asset retirement obligations. Actual results could differ from those estimates. The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are described in note 2 of the consolidated financial statements.

Material Accounting Policy Information

Refer to the audited consolidated financial statements for the year ended December 31, 2025 and the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2026, including Notes 2 and 6.

New Accounting Standards Not Yet Adopted

The accounting policies adopted in the preparation of these consolidated financial statements have been prepared on the basis of all IFRS and interpretations effective as at September 30, 2026.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2026, and have not been early adopted in preparing these consolidated financial statements. The Company intends to adopt such standards upon the mandatory effective date.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

Period ended – September 30, 2026	Page 11

Nine months ended September 30, 2026

1.         Three defined categories for income and expenses—operating, investing and financing—to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.

2.         Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.

3.         Enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

This standard is effective for reporting periods beginning on or after January 1, 2027. The Company is assessing its impact on the consolidated financial statements.

Risk and Uncertainties

As described further below, the Company’s business may be affected by changes in political and market conditions, such as interest rates, availability of credit, inflation rates, tariffs, changes in laws, and national and international circumstances. Recent geopolitical events and potential economic global challenges such as the risk of higher inflation and energy crises, may create further uncertainty and risk with respect to the prospects of the Company’s business. These factors represent a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may be unable to meet its liquidity requirements for operations.

There can be no assurance that the amounts of cash from operations, together with amounts raised through financings will be sufficient to fund the Company’s ongoing operations and care and maintenance program. If these amounts are insufficient to meet the Company’s liquidity requirements, it may have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. Failure to secure any necessary additional financing would have a material adverse impact on the Company’s continued operations and viability.

Mineral Exploration and Development Activities are Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. There are also physical risks to the exploration personnel working on the site of a mineral project. The Company’s exploration properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development, and production of silver and other metals, any of which could result in damage to or destruction of exploration facilities or mines, damage to life and property, environmental damage, and possible legal liability for any or all damage. Although the Company maintains insurance in an amount, which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Uncertainty of Mineral Resources

The figures for mineral resources for the Treasure Mountain Project disclosed in the Company’s Annual Information Form for the year ended December 31, 2012, and in its technical report filed on SEDAR on June 12, 2012, are only estimates. Mineral reserves at the Treasure Mountain Project have not been defined therefore the mineral resources currently cannot be considered ore.

The figures for Inferred Copper Resource for the Southern Dump and 3060 Portal Dumps at New Craigmont Copper Mine in the Technical Report filed on SEDAR on June 1, 2020, and final ALS Metallurgy Laboratory report for upgrading and copper recovery test work filed on SEDAR on June 12, 2020, are only estimates. The inferred mineral resources are not mineral reserves as the Company has not yet demonstrated the economic viability.

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Nine months ended September 30, 2026

There is no certainty that any expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. In addition, substantial expenditures will be required to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Uncertainty of Economic Viability of Production from the Treasure Mountain Project

The Company has not undertaken any preliminary economic assessment or preliminary feasibility study with respect to the Treasure Mountain Project or any of its other projects and does not intend to undertake such a study or assessment. There are significant risks associated with making a production decision without a valid, current, economic analysis and the Company may subsequently determine those recommencing operations at the Treasure Mountain Project is not economically feasible.

Insurance

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development, however the insurance the Company has may not be sufficient to cover the full extent of any liabilities that may arise.

Prices, Markets and Marketing of Silver, Gold, and Precious Metal Prices

World prices for commodities fluctuate and are affected by numerous factors including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of commodities, and the resulting impact on the viability of any of the Company’s exploration projects, cannot accurately be predicted.

Liquidity and Capital Requirements

The Company currently has a working capital and a history of working capital deficits, no history of profitable operations and no assurance that additional funding will be available to it for further exploration and development of any of its projects. The Company may also need further financing if it decides to obtain additional mineral properties or further upgrades to the Merritt Mill. As such, the Company is subject to many risks common to exploration enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and lack of revenues. Although the Company has been successful in the past in obtaining financing through credit facilities or the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of the positions of existing shareholders, either directly or indirectly. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of its mineral properties, the loss of substantial dilution of any of its property interests or all the liquidation of all its assets.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons could be required to manage and operate the Company.

Environmental Risks

All phases of the mineral exploration and development business present environmental risks and hazards and are subject to environmental regulations. Compliance with such legislation and regulations can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner which may lead to stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of exploration or production, material increase in the costs of production, development, or exploration activities, or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

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Nine months ended September 30, 2026

Government Regulation

The natural resource exploration industry is subject to controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Company in a manner materially different than they would affect other natural resource exploration companies of similar size. The current legislation is a matter of public record, and the Company is unable to predict what additional legislation or amendments may be enacted.

Indigenous Peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of exploration and project authorizations. Consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire, explore or develop, within a reasonable time frame, mineral titles in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as exploration and development projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand our operations or to explore and develop new projects.

Competition

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that may have greater financial resources and technical capacity. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of, or may be associated with other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) and any other applicable laws and rules dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company's directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

No Current Plans to Pay Cash Dividends

The Company has no plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the Company’s financial results, cash requirements, contractual restrictions, and other factors that the Board may deem relevant. In addition, the Company’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Company or its subsidiaries incur. As a result, investors may not receive any return on an investment in the Company’s securities unless they sell the securities for a price greater than that which they paid for them.

Economic Conditions

Unfavourable economic conditions may negatively impact the Company’s financial viability. Unfavourable economic conditions could also increase the Company’s financing costs, decrease estimated income from prospective mining operations, limit access to capital markets and negatively impact the availability of credit facilities or other financing to the Company.

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Nine months ended September 30, 2026

Price Volatility of Public Stock

The market price of the Company’s securities has experienced wide fluctuations, which may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Any market for the Company’s securities may be subject to market trends generally and the value of the Company’s securities on the Exchange may be affected by such volatility in response to numerous factors, many of which are beyond the Company’s control, including:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations,

•	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company,

•	the addition or departure of the Company’s executive officers or other key personnel,

•	release or other transfer restrictions on outstanding Company securities,

•	sales or perceived sales of additional Company securities,

•	significant acquisitions or business combinations, strategic partnerships, joint ventures and or capital commitments by or involving the Company or its competitors,

•	news reports relating to trends, concerns, competitive developments and or regulatory changes, and

•	other related issues in the Company’s industry or target markets.

Financial markets continue to experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Company’s securities may decline even if the Company’s operating results, underlying asset values or prospects have not changed.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the Company’s securities by those institutions, which could adversely affect the trading price of the Company’s securities. There can be no assurance that fluctuations in price and volume will not occur in the future. If increased levels of volatility and market turmoil occur, the Company’s operations may be adversely impacted together with the trading price of the Company’s securities may also be adversely affected.

Regulatory and Permitting

Regulatory and permitting requirements have a significant impact on the Company’s operations and can have a material and adverse effect on future cash flow, results of operations and financial condition. To conduct mineral exploration and mining activities, the Company must obtain or renew exploration or mining permits and licenses in accordance with the relevant mining laws and regulations required by governmental authorities having jurisdiction over mineral projects. There is no guarantee that the Company will be granted the necessary permits and licenses, that they will be renewed, or that the Company will be in a-position to comply with all the conditions that are imposed. Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste from mineral exploration and mining operations. Costs related to discovery, evaluation, planning, designing, developing, constructing, operating, closing, and remediating mines and other facilities in compliance with these laws and regulations are significant. In addition to environmental protection, applicable laws and regulations govern employee health and safety. Not complying with these laws and regulations can result in enforcement actions that may include corrective measures requiring capital expenditures, installation of additional equipment, remedial action, and changes to operating procedures resulting in additional costs and temporary or permanent shutdown of operations. The Company may also be required to compensate those parties’ suffering loss or damage and may face civil or criminal fines or penalties for violating certain laws or regulations. Changes to these laws and regulations in the future could have an adverse effect on the Company’s cash flow, results of operations and financial condition. Further, the issuance of permits may be subject to review by third parties who may challenge future permitting and the validity of existing permits based on, among other things, the government’s obligation to consult and accommodate.

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Nine months ended September 30, 2026

FORWARD-LOOKING STATEMENT

This MD&A includes “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, which reflect Nicola Mining Inc.’s (“Nicola” or the “Company”) current expectations regarding the future results of operations, performance, and achievements. All statements included in this MD&A, other than statements of historical fact, are forward-looking statements including, without limitation, the Company’s ability to develop its exploration assets via operational cash flow from gold concentrate production; the Company’s plans and expectations regarding its proposed exploration program for its Craigmont Copper Project; the Company’s plans and expectations regarding future exploration work on the Treasure Mountain Mine, including reopening the mine; the Company’s plans and expectations regarding future investments and operations at the Merritt Gold/Silver Mill Facility (the “Merritt Facility”); and statements regarding potential mergers, acquisitions, and joint venture opportunities. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “potential”, “target”, “budget” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may have caused actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks associated with general economic conditions, including risks related to macro-economic and global financial conditions; inflation; availability of capital; accuracy of the Company’s projections and estimates; interest and exchange rates; competition; financing and share price fluctuations; capital expenditures; changes in national and local government regulations; regulatory risks; the ability to retain key personnel necessary to conduct mill operations at the Merritt Facility; decreased demand for copper, gold, silver and other minerals; unexpected difficulties with the milling and extraction of minerals from the Company’s projects; delays or difficulties in timing of shipments of concentrates by the Company; operating or technical difficulties; personnel relations; fluctuations in commodity pricing, specifically copper, gold and silver; and any other risks outside the direct control or influence of the Company. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information contained herein, except in accordance with applicable securities laws. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s business and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Additional information about these and other risks and uncertainties are set out in the section entitled “Risk Factors” in the Company’s MD&A filed on SEDAR+ at www.sedarplus.ca.

Qualified person

The scientific and technical disclosures included have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

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